SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-89839 0-20957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc. /NJ
226 Landis Avenue
Vineland, New Jersey 08360

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 28, 2006

By: [signature]
Michael T. LaPlante
Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Sun National Bank 401(k) Plan

Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

SUN NATIONAL BANK
401(k) PLAN

TABLE OF CONTENTS

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sun National Bank 401(k) Plan
Vineland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Sun National Bank 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental Schedule H, line 4j—Schedule of Reportable Transactions that accompanies the Plan's financial statements does not disclose the cost of the asset or the net gain (loss). Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP

June 23, 2006

SUN NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 5,280	$ 3,149
Investments, at fair value	12,239,366	12,401,587
Investments, at contract value	1,027,180	
Participant loans receivable	250,793	318,195
Total assets	13,522,619	12,722,931
NET ASSETS AVAILABLE FOR BENEFITS	$13,522,619	$ 12,722,931

See notes to the financial statements

See notes to financial statements.

SUN NATIONAL BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

	2005
ADDITIONS:	
Employer contributions	$ 661,341
Employee contributions	1,671,286
Rollover contributions and transfers in	102,481
Interest on investments at contract value	15,637
Interest on participant loans	14,597
Total additions	2,465,342
DEDUCTIONS:	
Contract Administrator fees	5,804
Distributions to participants	1,030,454
Net depreciation in fair market value of investments	629,396
Total deductions	1,665,654
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	799,688
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	12,722,931
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 13,522,619

See notes to the financial statements.

SUN NATIONAL BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The Sun National Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1996. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. *General*—The Plan is a defined contribution plan covering all full-time employees of the Bank who have 90 days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. *Contributions*—Each year, participants may contribute up to 75% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Bank's Board of Directors.

c. *Participant Accounts*—Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administration expenses consisting of record keeping and trustee services primarily are paid directly by the Bank outside of the Plan's assets. Administration expenses of $5,804 for the period ended December 31, 2005 were paid by the Plan.

d. *Vesting*—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service as defined in the Plan. A participant is 100% vested after four years of vested service.

e. *Investment Options*—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund.

f. *Participant Loans Receivable*—A participant may borrow from his or her fund accounts up to a maximum of the lesser of $50,000 or 50% of his or her vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loans Receivable Fund. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined, as needed, by the Plan Administrator.

g. *Payment of Benefits*—On termination of service due to death, disability or retirement, a participant or a participant's beneficiary will receive an amount equal to the value of the participant's vested interest in his or her account.

h. *Forfeited Accounts*—At December 31, 2005 and 2004, forfeited non-vested accounts totaled approximately $31,000 and $8,000, respectively. Forfeitures of employer matching non-vested accounts may be used to pay future administrative expenses of the Plan and to reduce future employer matching contributions.

i. ***Net Appreciation in Fair Value of Investments***—Net appreciation in fair value of investments includes realized gains and losses, investment income and appreciation or depreciation in the fair market value of the investments.

j. ***Interest on Investments at Contract Value***—Stable value funds return income earned by the fund net of expenses.

k. ***Transfers***—The Plan receives contributions from transfers from other qualified plans. At December 31, 2005 and 2004 balance of transfers from other qualified plans was approximately $102,000 and $156,000 respectively.

l. ***Excess Contributions Payable***—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments - The Plan's investments are stated at fair value except for its investment in stable value fund, which is benefit responsive and is valued at contract value. Quoted market prices are used to value investments. Contract value as stated in fund's audited financial statements is used to value stable value fund shares. Participant loans are valued at the outstanding loan balances. Investments are recorded by the Plan as of their trade dates.

Recognition of Income - Dividends and interest, which are included in the line item "net appreciation in fair value of investments," are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gain or loss on the Plan's investments in income in the year in which it occurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the participants shall be nonforfeitable and fully vested in the event the Plan is terminated.

4. TAX STATUS

As of July 1, 2005, the Bank adopted a non-standardized defined contribution 401(k) plan provided by Fidelity Management and Trust Company ("FMTC"). The Plan was approved by the Bank's Board of Directors in May 2005. FMTC received an opinion letter from the Internal Revenue Service ("IRS"), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

From January 1, 2002 through June 30, 2005, the Bank has adopted a non-standardized defined contribution 401(k) plan provided by Delaware Management Trust Company and approved by the Bank's Board of Directors. The Bank also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Internal Revenue Service informed Delaware Management Trust Company by letter dated August 7, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The transfer of the recordkeeping and administration responsibilities in 2005 (see Note 5) did not change the substance of the non-standardized defined contribution flexible 401(k) plan. The Plan Administrator believes that the Plan continued to be operated in compliance with the applicable requirements of the Internal Revenue Code during the period from January 1, 2005 through June 30, 2005. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES IN INTEREST TRANSACTIONS

Effective July 1, 2005, the Bank and FMTC established a trust for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with MG Trust Company, LLC (formerly Matrix Capital Bank). At the same time, Fidelity Investments also became the Plan's record keeper replacing BISYS Retirement Services. All assets held in trust by MG Trust Company, LLC at that time were transferred to FMTC.

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan also held an investment in 284,828 and 250,612 shares of common stock of the Plan sponsor at December 31, 2005 and 2004, respectively.

6. SUMMARY OF INVESTMENTS BY TYPE

Upon enrollment in the Plan, a participant may select from any of the investment options as described by the Plan Custodian and summarized below.

Fidelity Advisor Equity Income Fund: Class T- Fund seeks to provide a yield from dividend and interest income which exceeds the composite dividend yield on securities comprising the S&P 500. The fund normally invests at least 80% of its assets in equity securities of domestic and foreign issuers.

T. Rowe Price Growth Stock Fund: Class R - Fund seeks to provide long-term growth of capital and, secondarily, increasing dividend income. The fund invests at least 80% of its assets in the common stocks of a diversified group of growth companies that normally have the ability to pay increasing dividends through strong cash flow.

Victory Diversified Stock: Class A - Fund seeks to provide long-term capital growth through primarily investing in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies. The fund invests in both growth and value securities.

Fidelity Advisor Leveraged Company Stock Fund: Class T - Fund seeks to provide capital appreciation through investing at least 80% of its assets in stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures). The fund may also invest in lower-grade quality debt securities and it may buy growth stocks or value stocks, or a combination of both types.

Fidelity Advisor Small Cap Fund: Class T - Fund seeks to provide long-term growth of capital through investing at least 80% of its assets in securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000® Index or the Standard & Poor's SmallCap 600 Index).

RS Partners - Fund seeks to provide long-term growth through primarily investing in equity securities. The fund may at times invest a portion of its assets in debt securities and other income-producing securities.

Fidelity Advisor Diversified International Fund: Class T - Fund seeks to provide capital growth through primarily investing in non-U.S. securities, primarily in common stocks.

AIM Real Estate: Class A - Fund seeks to provide a high total return through primarily investing in real estate related companies.

AllianceBernstein Intl Val: Class A - Fund seeks to provide long-term growth of capital through primarily investing in a diversified portfolio of stocks of non-US companies. The Fund invests typically in stocks selected from more than 40 developed and emerging market countries

Fidelity Advisor International Small Cap Fund: Class T - Fund seeks to provide capital appreciation through investing primarily in non-U.S. securities, including securities of issuers located in emerging markets. The fund normally invests at least 80% of assets in securities of companies with small market capitalizations.

AllianceBernstein Balanced Shs: Class A – Fund seeks to provide a high return through a combination of current income and capital appreciation. The funds primarily invests in a diversified portfolio of equity and fixed-income securities, such as common and preferred stocks, U.S. government and agency obligations, bonds and senior-debt securities.

Fidelity Advisor Freedom 2005 Fund: Class T – Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy.

Fidelity Advisor Freedom 2010 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2010.

Fidelity Advisor Freedom 2015 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2015.

Fidelity Advisor Freedom 2020 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2020.

Fidelity Advisor Freedom 2025 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2025.

Fidelity Advisor Freedom 2030 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Advisor Freedom 2035 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2035.

Fidelity Advisor Freedom 2040 Fund: Class T – Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2040.

Fidelity Advisor Freedom Income Fund: Class T - Fund seeks to provide high total return with a secondary objective of principal preservation. Invests in a combination of Fidelity equity, fixed income, and money market funds (underlying Fidelity Funds) and allocates its assets according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Advisor Stable Value Portfolio: Class II - The investment objective is to preserve principal investment while earning interest income. The pool aims to maintain a stable $1 unit price through a combination of lower risk investments. The fund invests in investment contracts issued by insurance companies and other financial institutions, as well as, fixed income securities. A portion of the pool is invested in a money market fund to provide daily liquidity.

Fidelity Advisor Inflation-Protected Bond Fund: Class T - Seeks to provide a total return that exceeds the rate of inflation over the long term through primarily investing at least 80% of its assets in inflation-protected debt securities of all types. The fund primarily invests in U.S. dollar-denominated inflation-protected debt securities.

Fidelity Advisor Short Fixed Income Fund: Class T - Seeks to provide a high level of current income, consistent with the preservation of capital and where appropriate the fund will take advantage of opportunities to realize capital appreciation. The fund normally invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities.

Sun Bancorp, Inc. Common Stock - Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

7. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets.

	December 31, 2005	December 31, 2004
* Sun Bancorp, Inc. Common Stock	$ 5,625,350	$ 6,082,070
Victory Diversified Stock Fund A	1,195,945	
Fidelity Advisor Inflation-Protected Bond T	1,033,067	
Fidelity Advisor Stable Value II	1,027,180	
Fidelity Advisor Equity Income Fund T	1,025,475	
RS Partners	833,933	
Delaware S&P 500 Index Fund		1,163,274
Columbia Growth & Income Fund		951,509
Pioneer Stable Value Fund		850,136
BlackRock Auroro Portfolio Fund		710,054

* Indicates non-participant directed investments

The following presents detail of the net (depreciation) appreciation in fair value of investments, including investment income and realized gains and losses, and the cash account.

			December 31,	
			2005	2004
	Sun Bancorp, Inc. Common Stock		$ (990,204)	$ (253,862)
(1)	Victory Diver Stk A	Fidelity	78,538	
(1)	RS Partners	Fidelity	47,064	
(1)	ALL/Bern Balanced A	Fidelity	19,405	
(1)	AIM Real Estate A	Fidelity	1,172	
(1)	ALL/Bern Intl Val A	Fidelity	1,453	
(1)	TRP Growth Stock R	Fidelity	40,588	
(1)	FA Lev Co Stock T	Fidelity	26,209	
(1)	FA Short Fixed Inc T	Fidelity	54	
(1)	FA Equity Income T	Fidelity	50,728	
(1)	FA Small Cap T	Fidelity	(244)	
(1)	FA Divers Intl T	Fidelity	65,171	
(1)	Fa Infla Protct BD T	Fidelity	9,465	
(1)	FA Freedom 2010 T	Fidelity	9	
(1)	FA Freedom 2020 T	Fidelity	409	
(1)	FA Freedom 2030 T	Fidelity	13	
(1)	FA Freedom 2040 T	Fidelity	16	
(1)	FA Freedom Inc T	Fidelity	5	
(1)	FA Intl SM Cap T	Fidelity	937	
(1)	FA Freedom 2005 T	Fidelity	11	
(1)	FA Freedom 2015 T	Fidelity	423	
(1)	FA Freedom 2025 B	Fidelity	-	
(1)	FA Freedom 2025 T	Fidelity	32	
(1)	FA Freedom 2035 T	Fidelity	18	
(2)	Pioneer Stable Value Fund	Bisys	13,925	23,674
(2)	Delaware American Government Bond Fund	Bisys	9,752	8,371
(2)	PIMCO Total Return Fund	Bisys	14,207	21,788
(2)	MFS Total Return Fund	Bisys	5,923	57,057
(2)	Delaware S&P 500 Index Fund	Bisys	(28,514)	110,468
(2)	Columbia Growth & Income Fund	Bisys	4,990	105,528
(2)	MFS Massachusetts Investors Growth Stock Fund	Bisys	(13,812)	51,121
(2)	AIM Premier Equity Fund	Bisys	(419)	7,624
(2)	Columbia Mid Cap Value Fund	Bisys	15,346	37,161
(2)	BlackRock Aurora Portfolio Fund	Bisys	(7,112)	83,904
(2)	AIM International Growth Fund	Bisys	2,137	32,403
(2)	SEI Index S&P 500	Bisys	2,907	-
	Cash Account		-	88
			$ (629,397)	$ 285,325

(1) For the period July 1, 2005 through December 31, 2005, Fidelity Management Trust Company acted as the trustee of the Plan, therefore net (depreciation) appreciation in the fair value of investments, including investment income and realized gains and losses are shown for the six month period July 1, 2005 through December 31, 2005.

(2) For the period January 1, 2005 through June 30, 2005, MG Trust Company, LLC as the trustee of the Plan, therefore net (depreciation) appreciation in fair value of investments, including investment income and realized gains and losses are shown for the six month period January 1, 2005 through June 30, 2005.

8. NONPARTICIPANT-DIRECTED INVESTMENTS

A participant may direct employee contributions among available investment funds (see Note 6), including Sun Bancorp, Inc. common stock. Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund. Sun Bancorp Stock Fund is considered a nonparticipant-directed investment. Information about the net assets as of December 31, 2005 and 2004 and the significant components of the changes in net assets relating to the nonparticipant-directed investments, for the year ended December 31, 2005 is as follows:

Sun Bank Stock Fund—December 31, 2004	$ 6,082,070
Changes in net assets:	
Net depreciation in fair value of investments	(990,204)
Employer contributions	661,341
Participant contributions	348,984
Benefits paid to participants	(377,330)
Transfers to participant-directed investments	(99,511)
Net change	(456,720)
Sun Bank Stock Fund—December 31, 2005	$ 5,625,350

9. RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

* * * * * *

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Victory	Large Company Blend Fund	$ 1,195,945
	RS Partners	Small Cap Value Fund	833,933
	AllianceBernstein	Balance Fund	668,668
	AIM Real Estate A	Sector Fund	23,453
	AllianceBernstein	International Large Cap Value Fund	25,182
	T. Rowe Price	Large Company Growth Fund	674,457
*	Sun Bancorp, Inc	Common Stock	5,625,350
*	Fidelity	Mid Cap Blend Fund	574,606
*	Fidelity	Short Term Bond Fund	13,306
*	Fidelity	Large Company Value Fund	1,025,475
*	Fidelity	Small Cap Growth	25,827
*	Fidelity	International Large Cap Growth Fund	443,221
*	Fidelity	Intermediate Bond Fund	1,033,067
*	Fidelity	Asset Allocation	390
*	Fidelity	Asset Allocation	15,522
*	Fidelity	Asset Allocation	293
*	Fidelity	Asset Allocation	18,267
*	Fidelity	Asset Allocation	380
*	Fidelity	International Small Cap Growth	21,690
*	Fidelity	Asset Allocation	405
*	Fidelity	Asset Allocation	10,457
*	Fidelity	Asset Allocation	1,179
*	Fidelity	Asset Allocation	8,293
**	Fidelity	Stable Value Fund	1,027,180
*	Participant loans	Loans ranged from 5.0% to 9.5% with loan maturity dates ranging from 2/06 to 2/29	250,793
		Cash	5,280
			$ 13,522,619

* Indicates party-in-interest to the Plan

** Indicates party-in-interest to the Plan and is valued at contract value

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

	Identity of Party Involved	Description of Asset	Purchase Price	Cost of Asset	Current Value
	Series of transactions:				
*	Sun Bancorp, Inc.	Common Stock (41,437 shares)	$ 890,189	$ 890,189	$ 890,189

* Indicates party-in-interest to the Plan

EXHIBIT 2

Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35535 of Sun Bancorp, Inc. on Form S-8 of our report dated June 23, 2006 (which expressed an unqualified opinion and explanatory paragraphs concerning the supplemental schedules), appearing in the Annual Report on Form 11-K of the Sun National Bank 401(k) Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 27, 2006